The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

ANNOUNCEMENT

The Company notes the announcement of its holding company, PCCW, which appears in the press today, to the effect that PCCW has received a non binding expression of interest from an independent third party in relation to a possible acquisition of substantially all of PCCW’s telecommunications and media related assets. At this stage, no approach has been made to the Company in relation to a possible transaction involving its shares or assets and the Company is not involved in the discussions relating to the Proposed PCCW Transaction. Further announcements will be made by the Company, as and when appropriate, in relation to any future involvement of the Company in the Proposed PCCW Transaction.

At the request of the Company, trading in the shares of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. on 19 June 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the shares in the Company with effect from 9:30 a.m. on 20 June 2006.

SUNDAY Communications Limited (the "Company") refers to the announcement of the Company’s holding company, PCCW Limited ("PCCW"), which appears in the newspapers today. In that announcement, PCCW announced that it received a non binding expression of interest on 16 June 2006 from an independent third party, in relation to a possible acquisition of substantially all the telecommunications and media related assets of PCCW (the "Proposed PCCW Transaction"). PCCW is in the process of evaluating the merits of the Proposed PCCW Transaction.

PCCW Mobile Holding No. 2 Limited, an indirect wholly owned subsidiary of PCCW, holds approximately 79.35% of the Company’s issued share capital as at the date of this announcement.

At this stage, no approach has been made to the Company in relation to a possible transaction involving its shares or assets and the Company is not involved in the discussions relating to the Proposed PCCW Transaction. Moreover, there is no certainty as to whether the discussions between PCCW and the independent third party in question will or will not result in a transaction by or involving PCCW and/or any of its subsidiaries, including the Company. Further announcements are expected to be made by PCCW in relation to the progress of the discussions, as and when appropriate. Similarly, further announcements will also be made by the Company, as and when appropriate, in relation to any future involvement of the Company in the Proposed PCCW Transaction.

The Company and its subsidiaries are developers and providers of wireless communications and data services in Hong Kong and hold, within the group, a 3G telecommunications licence.

Dealings disclosure

The Company has only one class of securities, namely ordinary shares of HK$0.10 each, of which 2,990,000,000 such shares are in issue.

All associates of the Company are reminded to disclose their dealings in the shares of the Company under Rule 22 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code").

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 of the Takeovers Code and that those clients are wiling to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant rules of the Takeovers Code. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than HK$1 million.

This does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive Director of the Corporate Finance Divisions of the Securities and Futures Commission (the "Executive") in its dealings enquires. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.

In the meantime, shareholders of the Company are advised to exercise caution when dealing in the shares of the Company.

At the request of the Company, trading in the shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") was suspended with effect from 9:30 a.m. on 19 June 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on 20 June 2006.
By Order of the Board SUNDAY Communications Limited Alexander Anthony Arena Chairman

Hong Kong, 19 June 2006

The directors of the Company as at the date of this announcement are as follows:
Executive Directors:	Independent Non-executive
Alexander Anthony Arena (Chairman)	Directors:
Chan Kee Sun, Tom	John William Crawford
Chan Wing Wa	Henry Michael Pearson Miles
Chow Ding Man	Robert John Richard Owen
Hui Hon Hing, Susanna

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm having made all reasonable inquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would made any statement in this announcement misleading.